Exhibit 99.2

TALEND S.A.

A French public limited company (société anonyme) with capital of €2,289,694.32

Registered office: 9, rue Pages, 92150 Suresnes, France

484 175 252 Nanterre R.C.S.

GROUP MANAGEMENT REPORT

TO THE JUNE 6, 2017 ANNUAL SHAREHOLDERS MEETING

FOR THE YEAR ENDED ON DECEMBER 31, 2016

Ladies and Gentlemen,

We hereby present to you the management report on the activities of the Talend Group during the financial year started on January 1, 2016 and ended on December 31, 2016.

The statutory auditors’ report, this management report and the consolidated financial statements have been made available to you at the registered office, in accordance with legal and regulatory requirements.

The accounts presented to you have been prepared in compliance with the provisions of the IFRS rules as adopted by the European Union and presented in US Dollars, which is the currency used by the Group for its management and internal communication.

a. Situation and activity of the Group during the past financial year

Activity

Total consolidated revenue increased $30.0 million, or 40%, in the year ended December 31, 2016 compared to the year ended December 31, 2015. Growth in total revenue was attributable to increased demand for our products from both new and existing customers.

Subscription revenue increased $25.9 million, or 41%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase in subscription revenue was primarily attributable to strong demand for Talend Big Data Integration, which more than doubled in the year ended December 31, 2016 compared to the prior period, and strong demand from North America where we have invested in greater sales capacity.

Since 2014, the Group’s sales strategy has focused on an annualized value of customer contracts, rather than on a multiannual total value of contracts, resulting in a lower annual average price. This goes hand in hand with the desire to value the relationship with the customer and ensure a long-term value scheme, both for the customer and for the company, as the increase in revenue shows.

Share Capital

Pursuant to the Company’s initial public offering that took place on July 29, 2016 and the various capital transactions that occurred during the year, the share capital amounted to € 2,284,572.24 as of December 31, 2016 and was divided into 28,557,153 ordinary shares with a par value of 0.08 euro each, fully subscribed.

b. Year Results

The details of the consolidated financial statements and the comparative tables included in this report should facilitate your information by comparing them.

Below is a review of the main items reported into the Company’s consolidated balance sheets and financial statements.

We have experienced rapid growth and increased demand for our products over the last few years. Our employee headcount and number of customers have increased significantly, and we expect to continue to grow our headcount significantly over the next year.

Our employee base has grown from 524 employees as of December 31, 2015 to 679 employees as of December 31, 2016.

The Company completed its IPO on the US market of the Nasdaq Global Market on July 29, 2016 by issuing new ordinary shares offered and delivered on the market in the form of “American Depositary Shares”. During the transaction it issued and sold 5.7 million ADSs, each representing one of the Company’s ordinary shares, including 456,852 additional ADSs pursuant to an option granted to the underwriters at a public offering price of $18.00 per share. We received net proceeds of $ 91.3 million after deducting $ 7.2 million in subscription fees and other transaction costs of $ 4.2 million.

As part of its periodic reporting obligations related to its status as a public company, and in accordance with the provisions of the Securities Exchange Act of 1934, the Company is required to file with the Securities and Exchange Commission in the United States an annual report related to consolidated financial statements for the year ended, in the form of a document entitled Form 20-F. The figures presented in this report are those included in Form 20-F.

Consolidated statements of operations analysis

In thousands USD

Year Ended December 31	2016	2015

Total revenue	105,984	75,960
Total cost of revenue	25,568	18,708
Gross profit	80,416	57,252

Total operating expenses	106,408	78,697
Loss from operations	(25.992)	(21,445)
Net profit	1,812	(568)
Loss before income tax expense	(24,180)	(22,013)
Income tax (expense) benefit	(63)	7
Net loss for the year	(24,243)	(22,006)

Foreign currency translation adjustment	(463)	2,328
Total comprehensive loss for the year	(24,706)	(19,678)

Revenue breaks down as follows:

The following table sets forth the Group’s total revenue by region for the periods indicated. The revenues by geographic region were determined based on the country where the sale took place.

	Year Ended December 31
	2016	2015
Americas	$47,188	$33,602
EMEA	55,422	40,201
Asia Pacific	3,374	2,157
	$105,984	$75,960

Revenues from our country of domicile, France, totaled approximately $14.9 million and $20.1 million for the years ended December 31, 2015 and 2016, respectively.

Total cost of revenue increased $6.9 million, or 37%, in the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase in total cost of revenue was primarily driven by an increase in the cost of subscription revenue of $4.0 million, or 48%, in the year ended December 31, 2016 compared to the prior period. We increased our headcount during the period to meet the higher demand for support from our customers, resulting in increased compensation expense for employees and contractors of $2.6 million. Between December 31, 2015 and December 31, 2016, the support team headcount increased by 48% to 71 employees.

The increase in the cost of subscription revenue was also driven by an increase in third-party licensing fees and hosting costs for our Talend Integration Cloud for a total of $0.7 million.

Cost of professional services revenue increased $2.9 million, or 27%, as we increased our team size and the use of contractors to support the professional services demand, particularly in North America. Between December 31, 2015 and December 31, 2016, the professional services team headcount increased by 31% to 63 employees.

Sales and marketing expenses increased $18.4 million, or 37%, in the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was primarily due to $15.2 million increase in employee compensation related to increased headcount. Between December 31, 2015 and December 31, 2016, our sales and marketing headcount increased by 37% to 274 employees. In addition, marketing program spending increased by $0.5 million in the year ended December 31, 2016 compared to the year ended December 31, 2015 to support our growth.

Research and development expenses increased $4.2 million, or 28%, in the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was primarily due to a $3.5 million increase in employee compensation related to our increased headcount. Between December 31, 2015 and December 31, 2016, our research and development headcount increased by 14% to 187 employees. We increased our research and development headcount during the period in order to enhance and extend our product offerings and develop new technologies.

General and administrative expenses increased $5.1 million, or 35%, in the year ended December 31, 2016, compared to the year ended December 31, 2015. The increase was primarily due to an increase of $3.2 million in employee related expenses. Between December 31, 2015 and December 31, 2016, our general and administrative headcount increased by 31% to 84 employees as we added personnel to support our growth and the additional requirements of being a public reporting company.

Balance sheet analysis

In thousands USD

	Assets			Liabilities
Year ended December 31:	2016	2015		2016	2015

Non-current assets	9,053	9,293	shareholders’ equity	18,025	-52,483

Current assets excluding cash	44,575	31,838	Borrowings	149	10,142

Cash and cash equivalents	91,023	6,930	Provisions	1,312	808

			Deferred revenue	103,895	74,263

			Other liabilities	21,270	15,331

Total Assets	144,651	48,061	Total liabilities	144,651	48,061

c. Group’s liabilities in light of business volume and complexity

The financial liabilities amount to USD 21,419, compared with USD 35,473 thousand for the previous financial year, and is broken down as follows:

	One year or less	One to five years	Total
	(in thousands)
As of December 31, 2016
Trade and other payables	$21.270	$—	$21.270
Borrowings	143	6	149
	$21.412	$6	$21.419

	One year or less	One to five years	Total
	(in thousands)
As of December 31, 2015
Trade and other payables	$15.331	$—	$15,331
Borrowings	823	10.337	11.160
	$16.154	$10.337	$26.491

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows (in thousands):

	As of December 31
	2015	2016
Factobail	$8	—
BPI France	213	143
Square 1 Bank	9,915	—
Other	6	6
Total	$10,142	$149
Current borrowings	$151	$143
Non-current borrowings	$9,991	$6

On March 7, 2016, the Company executed an amendment to the Loan and Security Agreement with Square 1 that, among other things, increased the revolving line of credit from a maximum of $15.0 million to a maximum of $20.0 million. The interest rate on outstanding amounts is Square 1’s “prime rate” plus 2.50%, but not be less than 5.75% per annum, payable monthly in arrears. The Loan and Security Agreement requires the Company to maintain minimum billings and minimum cash flow and contains certain customary affirmative and negative covenants. The Company is in compliance with each of these covenants as of December 31, 2016. The agreement also contains certain customary events of default, the occurrence of which could result in the acceleration of the obligations under the agreement. A default rate of 2.00% plus the applicable interest rate applies to all obligations during an event of default and on the amount of any advance in excess of the maximum amount. The Company and its U.S. and UK subsidiaries have guaranteed the obligations and, together with the co-borrowers, pledged substantially all of our assets as collateral under the Loan and Security Agreement and the related collateral documents. In August 2016, using a portion of the proceeds from the IPO, the Company repaid the entire then-outstanding balance of $12.0 million under the line of credit with Square 1 Bank, together with a prepayment fee of $0.3 million.

BPI France provides advances for research and development projects which are reimbursable should the project be successful. One successful project has been funded, Project Diamond, for a total of $0.9 million (paid in 2010 for $0.4 million and in 2013 for $0.5 million). This advance is being repaid quarterly from December 2013 to September 2017. The loan is interest free. As of December 31, 2016, the balance of the Project Diamond advance is $0.1 million.

d. Progress made, difficulties suffered

Total revenue increased $30.0 million, or 40%, in the year ended December 31, 2016 compared to the year ended December 31, 2015. Growth in total revenue was attributable to increased demand for our products from both new and existing customers. The growth in total revenue was attributable primarily to the sale of subscriptions and to a lesser extent the growth of professional services revenue.

This growth continues to mark the steady trend of recent years and is in line with the business strategy to focus on shorter subscription periods in order to maximize revenue.

e.  Description of main risks and uncertainties

Based on the consolidated financial statements, the Group recorded a net loss of US $ 24 million for the year ended December 31, 2016, and at that date the Group’s consolidated shareholders’ equity amounted to $18 million. In addition, the Group generated cash up to $ 3.4 million for its operating activities.

In accordance with IAS 1 rule “Presentation of Financial Statements”, an entity shall prepare its financial statements on a going concern basis unless management intends to liquidate the entity, cease operations or if there is no other realistic alternative.

The Board of Directors of the Company has assessed the Group’s ability to continue its activities over the next twelve months. The Board of Directors has examined the cash flow projections and considers that the cash position as at 31 December 2016 and the existing financing arrangements will be sufficient to meet future requirements for the next twelve months at least.

After reviewing the foregoing, the Board of Directors of the Company has concluded that there are no material uncertainties relating to events or circumstances that could affect the Group’s ability to continuity of operations.

Our business is subject to numerous risks and uncertainties related to:

•                  Our future financial performance, including our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate positive cash flow and ability to achieve and maintain profitability;

•                  the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•                  our ability to increase the number of subscription customers;

•                  our ability to renew and extend existing customer deployments;

•                  our ability to optimize the pricing for our subscription offerings;

•                  the growth in the usage of the Talend Data Fabric framework;

•                  our ability to innovate and develop the various open source projects that will enhance the capabilities of Talend Open Studio;

•                  our ability to provide superior subscription offerings and professional services;

•                  our ability to successfully introduce new product offerings;

•                  our ability to successfully expand in our existing markets and into new domestic and international markets;

•                  our ability to effectively manage our growth and future expenses;

•                  our ability to maintain, protect and enhance our intellectual property;

•                  general economic conditions that may adversely affect either our customers’ ability or willingness to purchase new or additional subscriptions, delay a prospective customer’s purchasing decision, reduce the value of new subscriptions or affect customer retention;

•                  anticipated trends, growth rates and challenges in our business and in the markets in which we operate, including the continued adoption of big data technologies;

•                  our ability to comply with modified or new laws and regulations applying to our business, including copyright and privacy regulation;

•                  the attraction and retention of qualified employees and key personnel;

•                  the potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;

•                  developments relating to our competitors and our industry;

•                  other risks and uncertainties, including those listed under the caption “Risk Factors” and elsewhere in our most recent filings with the Securities and Exchange Commission (“SEC”), including our report on Form 6-K filed with the SEC on May 11, 2017.

f. Research and Development overview

Between December 31, 2015 and December 31, 2016, our research and development headcount increased by 14% to 187 employees (versus 180 for year 2015).

French research and development headcount was 78 employees as at December 31, 2016.

Our research and development team is globally distributed in France, Germany and China and has experienced low turnover. We take pride in our ability to attract and retain the best talent to our team and to create a challenging yet fulfilling environment where engineers can thrive, solving complex problems and finding innovative ways to address current and future data integration, data processing and data governance challenges.

We follow agile development methodologies, work with the latest technologies and have created a modern, state of the art, flexible and automated software development process that has allowed us to deliver high-quality products and adapt to market changes and new requirements quickly.

Talend has deep roots in the open source community. We believe our open source approach helps us maintain greater transparency, create better software and have happier customers. We have an open source core product that anyone can download, improve, enrich, or extend, and we are very engaged with the open source community to get feedback to improve our products. We have open source committers to key projects from the Apache Software Foundation such as ActiveMQ, Camel, CXF, Karaf, Syncope, Falcon and most recently, Beam that are used in our own technology stack but also in many other enterprise software products.

We strongly believe in providing an excellent customer experience and have invested greatly in our user interface to improve ease of use for our customers. This will remain an area of focus for us as we target new customers and use cases, as displayed in the releases of our Talend Integration Cloud and Talend Data Preparation solutions.

In the years ended December 31, 2015 and 2016, our research and development expenses were $15.1 million and $19.3 million, respectively.

The research tax credit increased substantially during the financial year 2016 (from 473 thousand euros to 494 thousand euros).

Sales and marketing expenses increased $18.4 million, or 37%, in the year ended December 31, 2016 compared to the year ended December 31, 2015.

g. Expected evolution of the Group and future developments

Fiscal year 2016 showed the Group’s will to expand its activities internationally, with the creation of five new subsidiaries: in Italy, the Netherlands, Spain, Sweden and India. The Group’s international expansion will continue in 2017.

2017 will be marked by the consolidation of the success deriving from the delivery of new products in 2015, with the fundamental work of the sales teams in order to increase catches orders.

h. Remarkable events since December 31, 2016.

1)                 During February 3, 2017 meeting, the Board of Directors:

•                  Appointed Mrs. Nanci Caldwell as a new independent director of the Company as a replacement for Mr. Bertrand Diard for the remainder of his term of office, i.e. until the annual general meeting called to approve the accounts for the financial year ending 31 December 2017.

•                  appointed Mrs. Nanci Caldwell as a member of the Nominating and Corporate Governance Committee for the duration of her appointment as a director of the Company.

•                  Acknowledged the resignation of Mr. Bernard Liautaud from his duties as a member of the Compensation Committee, with effect from 3 February 2017,

•                  Appointed Mr Sudhir Singh as Chairman of the Compensation Committee with effect from that date and for the duration of his term as director of the Company.

2)                 In view of a secondary offering completed through the sale of ADSs by some of the main shareholders of the Company, the Company filed a “Statement on Form F-1” prospectus with the Securities and Exchange Commission on March 7, 2017 and annual report in the form of the form “Form 20-F”.

The selling shareholders sold 3,289,662 ADS for a total sale price of 93,755,367 US Dollars.

3)                 The REQUEST project partners have decided to terminate it with effect from 31 March 2017.

k. Group Structure

Name of the subsidiary	Country	Shareholding as of December 31, 2016	Shareholding as of December 31, 2015

Talend Inc.	US	100%	100%
Talend USA Inc	US	100%	100%
Talend Limited	UK	100%	100%
Talend Beijing Co. Ltd	China	100%	100%
Talend KK	Japan	100%	100%
Talend Ltd	Ireland	100%	100%
Talend GmbH	Switzerland	100%	100%
Talend Germany Gmbh	Germany	100%	100%
Talend Australia Pty Limited	Australia	100%	N/A
Talend (Canada) Limited	Canada	100%	N/A
Talend Singapore Pte Ltd	Singapore	100%	N/A
Talend Italy S.r.l	Italy	100%	N/A
Talend Spain S.L	Spain	100%	N/A
Talend Sweden A.B	Sweden	100%	N/A
Talend Netherlands B.V	Netherlands	100%	N/A
Talend Data Integration Services Private Limited	India	99%	N/A

The Board of Directors